SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Barings Capital Investment Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

06762A102

(CUSIP Number)

August 25, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of such Act but shall be subject to all other provisions of such Act.

CUSIP No. 06762A102
1	NAME OF REPORTING PERSONS South Carolina Retirement Systems Group Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,243,620.728*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,243,620.728*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,620.728*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.0%**
12	TYPE OF REPORTING PERSON EP
*
Comprised of common shares held by South Carolina Retirement Systems Group Trust (the “Trust”), for which South Carolina Retirement System Investment Commission (“SCRSIC”) is the state agency statutorily mandated to manage and invest the Trust. SCRSIC expressly disclaims beneficial ownership of such Reported Securities.

**
Percentage ownership is based upon 4,976,474 shares of Common Stock, par value $0.001 per share, issued and outstanding as of November 9, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 06762A102
1	NAME OF REPORTING PERSONS South Carolina Retirement System Investment Commission
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,243,620.728*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,243,620.728*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,620.728*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.0%**
12	TYPE OF REPORTING PERSON OO
*
Comprised of common shares held by South Carolina Retirement Systems Group Trust (the “Trust”), for which South Carolina Retirement System Investment Commission (“SCRSIC”) is the state agency statutorily mandated to manage and invest the Trust. SCRSIC expressly disclaims beneficial ownership of such Reported Securities.

**
Percentage ownership is based upon 4,976,474 shares of Common Stock, par value $0.001 per share, issued and outstanding as of November 9, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2020.

Explanatory Note:
This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement of Schedule 13G original filed on September 2, 2020 (the “Original Filing”) by the reporting person. Due to a technical error, the Original Filing only contained a portion of the cover page, rather than the complete filing. As a result, this Amendment is being filed to correct the technical error and include the entirety of the Statement on Schedule 13G.
Item 1(a).	Name of Issuer:

Barings Capital Investment Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 South Tryon Street, Suite 2500 Charlotte, North Carolina 29202

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by: South Carolina Retirement Systems Group Trust South Carolina Retirement System Investment Commission

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is: c/o South Carolina Retirement System Investment Commission 1201 Main Street, Suite 1510 Columbia, South Carolina

Item 2(c).	Citizenship:

South Carolina, United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e).	CUSIP Number:

06762A102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1,243,620.728

South Carolina Retirement System Investment Commission (the “SCRSIC”) is the state agency statutorily mandated to manage and invest the South Carolina Retirement Systems Group Trust (the “Trust”). SCRSIC is filing this Schedule 13G because under state law and the Trust’s trust instrument, it has been granted the power to direct investment and/or power to vote the Reported Securities, which are beneficially owned by the Trust. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, SCRSIC declares that this Schedule 13G should not be construed as an admission that they are the beneficial owners of the Reported Securities or have a pecuniary interest in the Reported Securities, and SCRSIC expressly disclaims beneficial ownership of such Reported Securities.

	(b)	Percent of class: 25.0%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:0 shares

		(ii)	Shared power to vote or to direct the vote: 1,243,620.728 shares

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,243,620.728 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  February 8, 2021
South Carolina Retirement Systems Group Trust

By:	/s/ Michael Hitchcock
Michael Hitchcock Chief Executive Officer of South Carolina Retirement System Investment Commission on behalf of South Carolina Retirement Systems Group Trust

South Carolina Retirement System Investment Commission

By:	/s/ Michael Hitchcock
Michael Hitchcock Chief Executive Officer

LIST OF EXHIBITS
Exhibit No.	Description
A	Joint Filing Agreement

Exhibit A
Joint Filing Agreement

South Carolina Retirement System Investment Commission (“SCRSIC”) and the South Carolina Retirement Systems Group Trust (“SCRSGT”) (collectively, the “Filing Persons”), hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate beneficial ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13G or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 8, 2021.

South Carolina Retirement Systems Group Trust

By:	/s/ Michael Hitchcock
Michael Hitchcock Chief Executive Officer of South Carolina Retirement System Investment Commission on behalf of South Carolina Retirement Systems Group Trust

South Carolina Retirement System Investment Commission

By:	/s/ Michael Hitchcock
Michael Hitchcock Chief Executive Officer